[Letterhead of DuPont Fabros Technology]

April 14, 2010

CORRESPONDENCE FILED VIA EDGAR

AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance, Mail Stop 3010

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jennifer Gowetski, Senior Counsel

Re:	DuPont Fabros Technology, L.P.
DuPont Fabros Technology, Inc.
Registration Statement on Form S-4
Filed March 15, 2010
File No. 333-165465

Ladies and Gentlemen:

DuPont Fabros Technology, Inc., a Maryland corporation, DuPont Fabros Technology, L.P., a Maryland limited partnership, and certain of their subsidiaries (collectively, “DuPont Fabros”) have filed with the Securities and Exchange Commission (the “Commission”) on March 15, 2010 the above-referenced registration statement on Form S-4 (File No. 333-165465), as amended by Amendment No. 1 filed by DuPont Fabros on April 14, 2010 (the “Registration Statement”), relating to DuPont Fabros’ proposed offer to exchange (the “Exchange Offer”) up to $550,000,000 aggregate principal amount of DuPont Fabros’ 8  1/2 % Senior Notes due 2017 (the “Exchange Notes”) for like amounts of DuPont Fabros’ privately placed 8  1/2% Senior Notes due 2017 (the “Original Notes”). DuPont Fabros is registering the Exchange Offer in reliance on the position enunciated by the Commission in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co. Incorporated, SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). DuPont Fabros hereby represents that:

a)	DuPont Fabros has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of DuPont Fabros’ information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.

b)

In this regard, DuPont Fabros will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes to be acquired in the Exchange Offer, such person (i) cannot rely on the position of the staff

Securities and Exchange Commission

April 14, 2010

of the Commission enunciated in the no-action letters referred to above or interpretive letters to a similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction.

c)	DuPont Fabros acknowledges that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the applicable Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

d)	DuPont Fabros will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus) that any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Original Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling (available July 2, 1993)) in connection with any resale of such Exchange Notes.

e)	DuPont Fabros will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions:

i.	If the exchange offeree is not a broker-dealer, an acknowledgement that it is not engaged in, and does intend to engage in, a distribution of the applicable Exchange Notes.

ii.	If the exchange offeree is a broker-dealer holding Original Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Original Notes pursuant to the Exchange Offer. The transmittal letter or similar documentation may also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Very truly yours,

DUPONT FABROS TECHNOLOGY, INC.

By:	/s/ Richard A. Montfort, Jr.
Richard A. Montfort, Jr.
General Counsel and Secretary